UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DYNAVAX TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

268158-10-2

(CUSIP Number)

Mark Kessel

Symphony Capital Partners, L.P.

875 Third Avenue

3rd Floor

New York, NY 10022

(212) 632-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 268158-10-2	Page 2 of 22

1	NAME OF REPORTING PERSON: Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,624,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,624,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,624,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON: PN

CUSIP NO. 268158-10-2	Page 3 of 22

1	NAME OF REPORTING PERSON: Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,624,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,624,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,624,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON: PN

CUSIP NO. 268158-10-2	Page 4 of 22

1	NAME OF REPORTING PERSON: Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,624,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,624,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,624,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON: OO

CUSIP NO. 268158-10-2	Page 5 of 22

1	NAME OF REPORTING PERSON: Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 20,000
	8	SHARED VOTING POWER: 9,624,000
	9	SOLE DISPOSITIVE POWER: 20,000
	10	SHARED DISPOSITIVE POWER: 9,624,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,644,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.4%
14	TYPE OF REPORTING PERSON: IN

CUSIP NO. 268158-10-2	Page 6 of 22

1	NAME OF REPORTING PERSON: Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,624,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,624,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,624,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON: IN

CUSIP NO. 268158-10-2	Page 7 of 22

1	NAME OF REPORTING PERSON: Symphony Strategic Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,624,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,624,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,624,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON: OO

CUSIP NO. 268158-10-2	Page 8 of 22

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2929 Seventh Street, Suite 100, Berkeley, CA 94710-2753.

Item 2.	Identity and Background.

(a)       The names of the persons filing under this Statement are Symphony Capital Partners, L.P. (“Symphony Capital”), Symphony Capital GP, L.P, (“Symphony GP”) Symphony GP, LLC (“Symphony GP LLC”), Mark Kessel, Harri V. Taranto and Symphony Strategic Partners, LLC (“Symphony Strategic Partners”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)       The business address of each of the Reporting Persons is 875 Third Avenue, 3rd Floor, New York, NY 10022. Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of Symphony Capital, Symphony GP, Symphony GP LLC and Symphony Strategic Partners and contains the following information with respect to each such person: (i) name, (ii) citizenship and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c)

Name of Reporting Person	Principal Business/Occupation
Symphony Capital	Involved in purchasing, holding and selling securities and other investments.
Symphony GP	General Partner of Symphony Capital.
Symphony GP LLC	General Partner of Symphony GP.
Mark Kessel	Managing Member of Symphony GP LLC and Symphony Strategic Partners.
Harri V. Taranto	Managing Member of Symphony GP LLC and Symphony Strategic Partners.
Symphony Strategic Partners	Involved in purchasing, holding and selling securities and other investments.

CUSIP NO. 268158-10-2	Page 9 of 22

(d)       During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Name of Reporting Person	Citizenship
Symphony Capital	Delaware limited partnership.
Symphony GP	Delaware limited partnership.
Symphony GP LLC	Delaware limited liability company.
Mark Kessel	United States citizen.
Harri V. Taranto	United States citizen.
Symphony Strategic Partners	Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 9, 2009, Symphony Dynamo Holdings LLC (“Holdings”) and Symphony Dynamo, Inc. (“Symphony Dynamo”) entered into a series of related agreements with the Issuer pursuant to which such parties agreed to amend the terms of the Purchase Option Agreement dated as of April 18, 2006 (the “Purchase Option Agreement”) pursuant to an Amended and Restated Purchase Option Agreement (the “APOA”). Concurrently with the execution of the APOA, the Issuer notified Holdings and Symphony Dynamo of its exercise of the Purchase Option (the “Purchase Option”) to purchase all of the outstanding Symphony Dynamo equity securities owned by Holdings.

Pursuant to the Issuer’s exercise of its Purchase Option, the closing under the APOA occurred on December 30, 2009. At closing, the Issuer acquired all of the outstanding shares of Common Stock of Symphony Dynamo from Holdings. In consideration for the Issuer’s exercise of its Purchase Option, Holdings had the right to receive an aggregate of 13,000,000 shares of Common Stock and Warrants (“Warrants”) to purchase up to an aggregate of 2,000,000 shares of the Issuer’s Common Stock at an exercise price of $1.94 per share, which right it assigned to its investors. As such, 8,340,800 shares of Common Stock and Warrants to purchase up to 1,283,200 shares of the Issuer’s Common Stock were issued to Symphony Capital and Symphony Strategic Partners and

CUSIP NO. 268158-10-2	Page 10 of 22

4,659,200 shares of Common Stock and Warrants to purchase up to 716,800 shares of the Issuer’s Common Stock were issued to certain other investors in Holdings that are not affiliates of the Reporting Persons. The Warrants contain a cashless exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender such Warrant and receive a net amount of shares based on the fair market value of the Issuer’s Common Stock at the time of exercise of such Warrant after deduction of the aggregate exercise price. Each Warrant contains provisions for the appropriate and proportionate adjustment to the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reorganizations and reclassifications. In the event of a merger or acquisition in which the surviving or resulting parent entity is an entity other than the Issuer, each Warrant also provides for the issuance of a replacement warrant that is exercisable for shares of the surviving entity or the surrender of such Warrant in consideration of a specified cash payment for each share of the Issuer’s common stock subject to such Warrant, depending on the consideration paid by the surviving entity in such transaction. Each Warrant will expire on December 30, 2014, if not earlier exercised. As further consideration for the exercise of the Purchase Option, the Issuer (i) entered into a promissory note (the “Note”) with Holdings to defer the $15 million exclusive option to purchase either the hepatitis B or hepatitis C program (the “Program Option”) due to Symphony Capital upon exercise of the Purchase Option, by 20 months (until December 31, 2012) and (ii) agreed to make one or more contingent cash payments equal to specified percentages of certain upfront, pre-commercialization milestone or similar payments received by the Issuer in respect of any agreement or arrangement with any third party with respect to the development and/or commercialization of the Programs (as defined in Item 4 below).

This description of the APOA is qualified in its entirety by reference to the APOA, included as Exhibit 2 to the Statement and incorporated herein by reference.

Item 4.	Purpose of Transaction

On April 18, 2006, the Issuer entered into a series of related agreements with Symphony Capital, Holdings and Symphony Dynamo providing for the financing of additional clinical and non-clinical development of certain ISS compounds for cancer, hepatitis B and hepatitis C therapies (together, the “Programs”). Symphony Dynamo invested $50 million to fund the Programs, and the Issuer exclusively licensed to Symphony Dynamo certain intellectual property rights related to the Programs. In connection with such transaction, the Issuer and Holdings entered into a Purchase Option Agreement that provided for the exclusive right, but not the obligation, of the Issuer to repurchase all of the Programs at specified times in the future, at certain specified prices.

As described in Item 3, the Issuer, Holdings and Symphony Dynamo amended the terms of the Purchase Option Agreement and entered into the APOA pursuant to which Holdings, in consideration for the Issuer’s exercise of its Purchase Option, had the right to receive from the Issuer (i) an aggregate 13,000,000 shares of Common Stock, of which 8,340,800 shares of Common Stock were issued to Symphony Capital and Symphony Strategic Partners and 4,659,200 shares of Common Stock were issued to certain other investors in

CUSIP NO. 268158-10-2	Page 11 of 22

Holdings that are not affiliates of the Reporting Persons, and (ii) Warrants to purchase up to an aggregate 2,000,000 shares of Common Stock at an exercise price of $1.94 per share, of which Warrants to purchase up to 1,283,200 shares of the Issuer’s Common Stock were issued to Symphony Capital and Symphony Strategic Partners and Warrants to purchase up to 716,800 shares of the Issuer’s Common Stock were issued to certain other investors in Holdings that are not affiliates of the Reporting Persons. In addition, Holdings (or its affiliates) has the right to appoint one member to the Issuer’s Board of Directors in its sole discretion and one independent director acceptable to the Issuer (subject to certain ownership thresholds).

The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Pursuant to the restrictions set forth in the Standstill and Board Member Agreement (as defined in Item 6 below), each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. The Reporting Persons may also, subject to the restrictions set forth in the Standstill and Board Member Agreement (as defined in Item 6 below), engage in discussions with management, members of the Board, shareholders and other relevant parties concerning the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Issuer. The Reporting Persons have exercised their right to appoint a representative to the Issuer’s Board of Directors.

As described in Item 6 below, the Issuer also agreed to provide certain registration under the U.S. Securities Act of 1933, as amended, (the “U.S. Securities Act”) with respect to the Common Stock and the shares issuable upon exercise of the Warrant.

Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each of the Reporting Persons may be deemed to own the following shares of Common Stock:

CUSIP NO. 268158-10-2	Page 12 of 22

(i)	Symphony Capital

                                              Number of Shares of Common Stock: 9,624,000

Percentage Outstanding Common Stock: 17.3%

(ii)	Symphony GP

Number of Shares of Common Stock: 9,624,000

Percentage Outstanding Common Stock: 17.3%

(iii)	Symphony GP LLC

Number of Shares of Common Stock: 9,624,000

Percentage Outstanding Common Stock: 17.3%

(iv)	Mark Kessel

Number of Shares of Common Stock: 9,644,000

Percentage Outstanding Common Stock: 17.4%

(v)	Harri V. Taranto

Number of Shares of Common Stock: 9,624,000

Percentage Outstanding Common Stock: 17.3%

(vi)	Symphony Strategic Partners

Number of Shares of Common Stock: 9,624,000

Percentage Outstanding Common Stock: 17.3%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 54,279,270 shares outstanding as of December 31, 2009, as reported in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on January 8, 2010, which includes the 13,000,000 shares that were issued pursuant to the terms of the APOA, plus the 1,283,200 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the Warrants.

(b)       By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to

CUSIP NO. 268158-10-2	Page 13 of 22

vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each of the Reporting Persons may be deemed to hold the following voting and investment power:

(i)	Symphony Capital Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,624,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 9,624,000 shares

(ii)	Symphony GP

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,624,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 9,624,000 shares

(iii)	Symphony GP LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,624,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 9,624,000 shares

(iv)	Mark Kessel

Sole power to vote or direct the vote: 20,000

Shared power to vote or direct the vote: 9,624,000 shares

Sole power to dispose or to direct the disposition: 20,000

Shared power to dispose or to direct the disposition: 9,624,000 shares

(v)	Harri V. Taranto

Sole power to vote or direct the vote: 0

CUSIP NO. 268158-10-2	Page 14 of 22

Shared power to vote or direct the vote: 9,624,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 9,624,000 shares

(vi)	Symphony Strategic Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,624,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 9,624,000 shares

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 54,279,270 shares outstanding as of December 31, 2009, as reported in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on January 8, 2010, which includes the 13,000,000 shares that were issued pursuant to the terms of the APOA, plus the 1,283,200 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the Warrants.

(c)       During the last 60 days, the Reporting Persons have received 8,340,800 shares of Common Stock of the Issuer and Warrants to purchase up to 1,283,200 shares of Common Stock of the Issuer at an exercise price of $1.94 per share. Mr. Kessel has also received options to purchase 20,000 shares of Common Stock as compensation for service on the Board of Directors of the Issuer. Except for such dispositions, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure under Item 3 and Item 4 hereof is incorporated herein by reference.

Standstill and Board Member Agreement

On December 30, 2009, in connection with the closing of the transaction, the Issuer and Holdings entered into an agreement (the “Standstill and Board Member Agreement”) pursuant to which the Issuer agreed

CUSIP NO. 268158-10-2	Page 15 of 22

to nominate and use its commercially reasonable efforts to cause to be elected and cause to remain as a director on the Issuer’s Board of Directors one individual designated by Holdings and one independent director designated by Holdings and reasonably acceptable to the Issuer, for so long as Holdings and its affiliates beneficially own more than 10% of the total outstanding shares of the Issuer’s Common Stock. Pursuant to the Standstill and Board Member Agreement, Holdings also agreed, for so long as Holdings and its affiliates beneficially own more than 10% of the total outstanding shares of the Issuer’s Common Stock, to certain limitations on its ability to acquire additional securities or assets of the Issuer or any subsidiary, to participate in a “group” (as defined in the U.S. Securities Exchange Act of 1934, as amended) with respect to the beneficial ownership of any securities of the Issuer, vote its shares or take certain actions intended to influence the management, Board of Directors, or policies of the Issuer. These limitations do not limit any individual serving as a director of the Issuer to take any actions (or to refrain from taking any actions) in his or her capacity as a director of the Issuer.

In the event Holdings and its affiliates beneficially own more than 33% of the Issuer’s outstanding Common Stock, any shares of Common Stock entitled to vote for the election of directors beneficially owned by Holdings and its affiliates in excess of 33% of the shares of Common Stock then outstanding, with respect to the election or removal of directors only, shall be voted either, solely at Holdings’ election (a) as recommended by the Board or (b) in an election, in the same proportion with the votes of shares of Common Stock voted in such election (subject to certain limitations). Holdings retains the right to vote (or to withhold its vote) all of its shares on all other matters.

This description of the Standstill and Board Member Agreement is qualified in its entirety by reference to the Standstill and Board Member Agreement, included as Exhibit 3 to the Statement and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

The Issuer and Holdings entered into an Amended and Restated Registration Rights Agreement on November 9, 2009 (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to provide certain registration rights under the U.S. Securities Act, with respect to the Common Stock and the shares issuable upon exercise of the Warrant issued to Holdings under the APOA and thereby issued to Symphony Capital and to Symphony Strategic Partners.

This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, included as Exhibit 4 to the Statement and incorporated herein by reference.

Warrant Purchase Agreement

The Issuer and Holdings entered into a Warrant Purchase Agreement on November 9, 2009 (the “Warrant Purchase Agreement”) pursuant to which the Issuer authorized the issuance to Holdings of Warrants representing the right to purchase 2,000,000 shares of the Issuer’s Common Stock with an exercise price of

CUSIP NO. 268158-10-2	Page 16 of 22

$1.94 per share. As described in Items 3 and 4, Holdings assigned its right to such Warrants to Symphony Capital and Symphony Strategic Partners and certain other investors in Holdings that are not affiliates of the Reporting Persons. The Warrant Purchase Agreement also includes provisions for an appropriate and proportionate adjustment to the number of shares issuable upon the exercise of the Warrant in the event of certain stock dividends, stock splits, recapitalizations, reorganizations and reclassifications.

This description of the Warrant Purchase Agreement is qualified in its entirety by reference to the Warrant Purchase Agreement, included as Exhibit 5 to the Statement and incorporated herein by reference.

Promissory Note

In April 2007, the Issuer exercised its Program Option for the hepatitis B program, the exercise of which triggered a payment obligation of $15 million which would be either (a) due to Symphony upon the expiration of the Symphony Dynamo collaboration in 2011 if the Purchase Option was not exercised; or (b) included as part of the applicable purchase price upon exercise of the Purchase Option. In connection with the APOA and the exercise of the Purchase Option, the Issuer and Holdings entered into a Note to defer the Program Option until December 31, 2012 and converted the obligation previously payable solely in cash to payable in stock and/or cash at the Issuer’s election.

The description of the Note is qualified in its entirety by reference to the Note, included as Exhibit 7 to the Statement and Incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated as of January 11, 2010.
2	Amended and Restated Purchase Option Agreement among Dynavax Technologies Corporation, Symphony Dynamo Holdings LLC and Symphony Dynamo, Inc. dated as of November 9, 2009.
3	Standstill and Board Member Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC dated as of December 30, 2009.
4	Amended and Restated Registration Rights Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC dated as of November 9, 2009.

CUSIP NO. 268158-10-2	Page 17 of 22

5	Warrant Purchase Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC dated as of November 9, 2009.
6	Form of Warrant.
7	Promissory Note dated as of December 30, 2009.

CUSIP NO. 268158-10-2

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2010

SYMPHONY CAPITAL PARTNERS, L.P.

By: Symphony Capital GP, L.P.

its general partner

By: Symphony GP, LLC

its general partner

By:	/s/ Mark Kessel

Name:  Mark Kessel

Title:	Managing Member

SYMPHONY CAPITAL GP, L.P.

By: Symphony GP, LLC

its general partner

By:	/s/ Mark Kessel

Name:  Mark Kessel

Title:	Managing Member

SYMPHONY GP, LLC

By:	/s/ Mark Kessel

Name:  Mark Kessel

Title:	Managing Member

MARK KESSEL

By:	/s/ Mark Kessel

            Mark Kessel

[Signature Page to Schedule 13D]

CUSIP NO. 268158-10-2

HARRI V. TARANTO

By:	/s/ Harri V. Taranto

            Harri V. Taranto

SYMPHONY STRATEGIC PARTNERS, LLC

By:	/s/ Mark Kessel

Name:  Mark Kessel

Title:	Managing Member

[Signature Page to Schedule 13D]

CUSIP NO. 268158-10-2	Page 20 of 22

INDEX TO EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement dated as of January 11, 2010.
2	Amended and Restated Purchase Option Agreement among Dynavax Technologies Corporation, Symphony Dynamo Holdings LLC and Symphony Dynamo, Inc. dated as of November 9, 2009.
3	Standstill and Board Member Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC dated as of December 30, 2009.
4	Amended and Restated Registration Rights Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC dated as of November 9, 2009.
5	Warrant Purchase Agreement between Dynavax Technologies Corporation and Symphony Dynamo Holdings LLC dated as of November 9, 2009.
6	Form of Warrant.
7	Promissory Note dated as of December 30, 2009.

CUSIP NO. 268158-10-2	Page 21 of 22

SCHEDULE A

SYMPHONY CAPITAL PARTNERS, L.P.

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 3rd Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 3rd Floor

New York, NY 10022

SYMPHONY CAPITAL GP, L.P.

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 3rd Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 3rd Floor

New York, NY 10022

SYMPHONY GP, LLC

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 3rd Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

CUSIP NO. 268158-10-2	Page 22 of 22

875 Third Avenue, 3rd Floor

New York, NY 10022

SYMPHONY STRATEGIC PARTNERS, LLC

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 3rd Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 3rd Floor

New York, NY 10022